SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 19, 2019

Confidential

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney Adviser

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Charles Eastman, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on June 28, 2019

Dear Mr. Spirgel, Mr. Dundas, Ms. Kessman and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 8, 2019, on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on June 28, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

July 19, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s other recent developments.

Comments in Letter Dated July 8, 2019

Consolidated Statements of Comprehensive Loss, page F-3

1.

We note your response to our prior comment 13. Since you have income from rentals, income from services, and income from the sale of tangible products, please separate your revenue streams on the face of your Consolidated Statements of Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on the face of the Consolidated Statements of Comprehensive Loss and the Note 5 to the Financial Statements on pages F-3 and F-27 respectively of the Revised Draft Registration Statement.

2.8 Revenue Recognition, page F-17

2.

We note your response to our prior comment 5. Please tell us the amount of cost associated with SIM card replacement and complementary data packages provided to customers for the periods presented. Also, it appears that you may have a customary business practice of SIM cards replacement and complementary data packages when customers complain about the data connectivity service. As such, tell us how you considered variable consideration guidance in ASC 606-10-32- 6 thru 606-10-32- 10. If you acknowledge that this is a type of variable consideration, please confirm that you will revise your accounting in future filings, if the amounts become material.

U.S. Securities and Exchange Commission

July 19, 2019

The Company respectfully advises the Staff that product replacement costs included in the cost of revenue amounted to US$25 thousands and US$59 thousands for the years ended December 31, 2017 and 2018, respectively, which were immaterial for the periods presented. Such costs are incurred only at the discretion of the Company and determined by the Company on a case-by-case basis depending on the circumstances when there are customers’ complaints about the data connectivity service. Therefore, the Company does not consider this to be an implicit or explicit performance obligation. Furthermore, the Company does not charge any additional fee for the replacement. Therefore, this does not constitute a variable consideration under the guidance in ASC 606-10-32-5 through 10.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Matthias Vukovich, Co-Chief Financial Officer, UCLOUDLINK GROUP INC.

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Meng Ding, Esq., Partner, Kirkland & Ellis LLP